UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
International Absorbents Inc.
(Exact name of registrant as specified in its charter)

Province of British Columbia, Canada	None

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1569 Dempsey Road, North Vancouver, British Columbia, CANADA	V7K 1S8

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(604) 681-6181

(Former name or former address, if changed since last report)
Securities to be registered pursuant to section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Share Purchase Rights	The American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: ___(if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
International Absorbents Inc. (the “Company”), a British Columbia, Canada corporation, has entered into a Shareholder Rights Plan Agreement dated May 1, 2006 with Pacific Corporate Trust Company, the Company’s transfer agent, the form of which is attached to this report as Exhibit 4.1 (the “Rights Plan”). The Rights Plan has been executed by the Company and approved by the Board of Directors of the Company. Under the Rights Plan, share purchase rights (each, a “Right”) were issued as of the close of business in May 1, 2006 (the “Effective Date”) to holders of Common Shares of the Company (each, a “Share”) at the rate of one Right for each Share outstanding. Until the Separation Time (as defined below), the Rights are attached to and are transferred only with the associated Shares. As such no certificates representing Rights have been issued.
The shareholders of the Company will be asked to vote at the Company’s upcoming Annual and Special Meeting of Shareholders to approve a resolution ratifying the execution by the Company of the Rights Plan. The Rights Plan will expire and all rights will be terminated immediately after the Annual and Special Meeting if the Rights Plan is not ratified by the shareholders.
The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan included herewith as Exhibit 4.1.
Term
Subject to ratification of the Rights Plan at the 2006 Annual and Special Meeting of Shareholders, the Rights Plan will remain in effect until the close of business on the date immediately following the date of the Company’s annual meeting of shareholders to be held in 2009. Subject to shareholder approval by ordinary resolution, the Rights Plan may be renewed for successive periods of three years.
Rights Exercise Privilege
After a person acquires 20% or more of the Shares of the Company or commences a take-over bid to acquire Shares of the Company, other than by way of a Permitted Bid (as defined in the Rights Plan and described generally below) (the “Separation Time”), the Rights will separate and trade separately from the Shares and will be exercisable. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.
Eight business days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit its holder to purchase $200 worth of Common Shares of the Company for $100 (i.e. at a 50% discount), subject to adjustment for stock splits, dividends, recapitalizations, etc.
The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.
Certificates and Transferability
Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date and will not be transferable separately from the Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable and traded separately from the Shares, will evidence the Rights.
Permitted Bids
The requirements for a Permitted Bid include the following:
(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all holders of Shares;

(c)	Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (“Independent Shareholders”) have been tendered to the take-over bid and not withdrawn;

(d)	shareholders who tender their shares to the take-over bid must be permitted to withdraw their shares prior the shares being taken up and paid for; and

(e)	if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.
The Rights Plan allows for a competing Permitted Bid (a “Competing Bid”) to be made while a Permitted Bid is in existence. A Competing Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.
Waiver and Redemption
The Board of Directors may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Shares. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Shares of the Company prior to such waiver being granted. With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board of Directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.
Exemption for Investment Advisors
Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Shares of the Company, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.
Supplements and Amendments
The Company is authorized to make amendments to the Rights Plan to correct any typographical error or subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law. The Company will issue a news release relating to any significant amendment made to the Rights Plan prior to the 2006 Annual and Special Meeting of Shareholders and will advise the shareholders of any such amendment at such meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders and, if necessary, any stock exchange on which the Shares may be listed.
Grandfathered Persons
Holders of 20% or more of the Shares at the time when the Rights were distributed are recognized for the purposes of the Rights Plan as “grandfathered persons” and, as such, do not constitute Acquiring Persons under the Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Altered Memorandum of Company (Amended) (incorporated by reference to Exhibit 3.1 filed with the Company’s Annual Report on Form 10-KSB for the fiscal year ended January 31, 2003).

3.2	Articles of the Company (incorporated by referenced to Exhibit 3.2 filed with the Company’s Registration Statement on Form F-1 (No. 33-45919) as amended).

4.1	Shareholder Rights Plan Agreement dated May 1, 2006 between the Company and Pacific Corporate Trust Company.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant)	International Absorbents Inc.
Date:	May 12, 2006
By:	/s/ Gordon Ellis
Gordon Ellis
Chairman of the Board of Directors, President and Chief Executive Officer

EXHIBITS

Exhibit No.	Description
3.1	Altered Memorandum of Company (Amended) (incorporated by reference to Exhibit 3.1 filed with the Company’s Annual Report on Form 10-KSB for the fiscal year ended January 31, 2003).

3.2	Articles of the Company (incorporated by referenced to Exhibit 3.2 filed with the Company’s Registration Statement on Form F-1 (No. 33-45919) as amended).

4.1	Shareholder Rights Plan Agreement dated May 1, 2006 between the Company and Pacific Corporate Trust Company.